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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No.     )*

                              Europa Cruises Corp.
           --------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $.001 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    298738105
           --------------------------------------------------------
                                 (CUSIP Number)

                                Stephen D. Silbert, Esq.
        CHRISTENSEN, MILLER, FINK, JACOBS, GLASER, WEIL & SHAPIRO, LLP
                       2121 Avenue of the Stars, 18th Floor
                 Los Angeles, California 90067  (310) 553-3000
                 ---------------------------------------------

           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                  May 31, 1997
                                  ------------

                      (Date of Event Which Requires Filing
                                Of This Statement)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(b)(3) OR (4), CHECK THE FOLLOWING BOX / /.

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT / /. (A FEE IS NOT REQUIRED ONLY IF THE REPORTING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS. (SEE RULE 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s)

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-----------------------------                     -----------------------------
CUSIP No.                             13D                Page  2  of ____ Pages
-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     MAMMOTH CONSTRUCTION COMPANY, INC. RETIREMENT TRUST
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /

            (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY
-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     00
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     California
-------------------------------------------------------------------------------
Number of Shares              (7) SOLE VOTING POWER
 Beneficially Owned               1,404,363
 by Each Reporting           --------------------------------------------------
 Person With                  (8) SHARED VOTING POWER
                                  -0-
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  1,404,363
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,404,363
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     EP
-------------------------------------------------------------------------------
(1) Based upon 27,184,452 shares of Common Stock outstanding as of June 30, 1997 as reported by the issuer in its Form 10QSB for the quarter ended June 30, 1997.

                    *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------                     -----------------------------
CUSIP No.                             13D                Page  3  of ____ Pages
-------------------------------------------------------------------------------
(15) NAMES OF REPORTING PERSON
     JACK JEVNE
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
-------------------------------------------------------------------------------
(16) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /

            (b)  / /
-------------------------------------------------------------------------------
(17) SEC USE ONLY
-------------------------------------------------------------------------------
(18) SOURCE OF FUNDS*
     PF
-------------------------------------------------------------------------------
(19) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
-------------------------------------------------------------------------------
(20) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------
Number of Shares             (21) SOLE VOTING POWER
 Beneficially Owned               65,000
 by Each Reporting           --------------------------------------------------
 Person With                 (22) SHARED VOTING POWER
                                  -0-
                             --------------------------------------------------
                             (23) SOLE DISPOSITIVE POWER
                                  65,000
                             --------------------------------------------------
                             (24) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
(25) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     65,000
-------------------------------------------------------------------------------
(26) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
-------------------------------------------------------------------------------
(27) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .2%
-------------------------------------------------------------------------------
(28) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
(1) Based upon 27,184,452 shares of Common Stock outstanding as of June 30, 1997 as reported by the issuer in its Form 10QSB for the quarter ended June 30, 1997.

                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

    The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $.001 per share (the "Common Stock"), of Europa Cruises Corp., a Delaware corporation ("Europa"), with its principal executive offices located at 150-153rd Avenue East, Suite 200, Madiera Beach, Florida 33708.

ITEM 2.  IDENTITY AND BACKGROUND.

    This Statement is being filed by Mammoth Construction Company, Inc. Retirement Trust, a trust organized under the laws of the State of California ("Mammoth"), and Jack Jevne. Mammoth and Mr. Jevne are jointly filing this Schedule because they may be considered to be a group.

    Mammoth is a corporate retirement trust, of which Jack Jevne is the sole trustee. Mr. Jevne's principal occupation is as a private investor. The business address of Mammoth and Mr. Jevne is 1254 East Valley Road, Santa Barbara, California 93108. Mr. Jevne is a U.S. citizen.

    During the last five years, neither Mammoth nor Jack Jevne has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    During the period of January 1994 through April 1994, Mammoth loaned Albermarle Investments and Consulting Group S.A. ("Albermarle") an aggregate of $1,301,000. On May 31, 1997 Albermarle repaid the loan by transferring 604,363 shares of Common Stock to Mammoth and granting Mammoth a ten year option (the "Albermarle Option") to purchase an additional 400,000 shares of Europa Common Stock. In addition, in connection with the repayment of the loan, Avalon Investments S.A. ("Avalon"), an affiliate of Albermarle, granted Mammoth a ten year option (the "Avalon Option") to purchase 400,000 shares of Europa Series S 8% PIK Convertible Preferred Stock (the "Preferred Stock"). Each share of Preferred Stock is presently convertible into one share of Europa Common Stock. In the case of each of the Albermarle Option and the Avalon Option, the exercise price is $3.00 per share. Mammoth has agreed with Albermarle and Avalon that any proceeds in excess of $3.00 per share realized on the shares purchased by Mammoth pursuant to the Albermarle Option and the Avalon Option will be divided equally between Mammoth and Albermarle, in the case of the Albermarle Option, and Mammoth and Avalon, in the case of the Avalon Option.

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    On April 25, 1996, Jack Jevne purchased 65,000 shares of Europa Common
Stock for $50,000.

ITEM 4.  PURPOSE OF TRANSACTION.

    Mammoth acquired the Common Stock, the Avalon Option and Albermarle Option for the purpose of facilitating an investment in Europa. The transaction was a repayment of debt owed by Avalon to Mammoth. Jack Jevne acquired the Common Stock for investment purposes.

    Mammoth and Mr. Jevne agreed to act together in order to influence management and seek to elect Jack Jevne to the Board of Directors of Europa. Mr. Jevne became a director of Europa on September 1, 1997. Mammoth and Mr. Jevne will continue to evaluate Europa's business and prospects and may determine to acquire additional shares of Common Stock or dispose of all or a portion of the Common Stock owned by them. In making any such determination, Mammoth and Mr. Jevne will also take into account, among other things, other available business opportunities, general economic conditions and money and stock market conditions.

    Except to the extent indicated above, Mammoth and Jack Jevne presently have no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Europa or the deposition of securities of Europa; (b) an extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving Europa or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Europa or any of its subsidiaries; (d) any changes in the present Board of Directors or management of Europa, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of Europa; (f) any other material change in Europa's business or corporate structure; (g) changes in Europa's charter or bylaws or other actions which may impede the acquisition of control of Europa by any person; (h) causing a class of securities of Europa to be deleted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered notarized securities association; (i) a class of equity securities of Europa becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) Mammoth beneficially owns 1,404,363 shares of Common Stock, of which 664,236 shares are owned outright by Mammoth, 400,000 shares are beneficially owned pursuant to the Albermarle Option and 400,000 shares are beneficially owned pursuant to the Avalon Option. The 1,404,363 shares of Common Stock beneficially owned by Mammoth represent approximately 5.0% of the Common Stock (calculated in accordance with Rule

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13d-3 and based on the number of shares of Common Stock reported as outstanding in the Europa's Form 10QSB for the quarter ended June 30, 1997).

    Jack Levne beneficially owns 65,000 shares of Common Stock which represents approximately .2% of the Common Stock (calculated in accordance with Rule 13d-3 and based on the number of shares of Common Stock reported as outstanding in Europa's Form 10QSB for the quarter ended June 30, 1997).

    (b) Mammoth and Mr. Jevne each has the sole power to vote, or direct the voting of, and to dispose, or direct the disposition of, the shares of Common
Stock beneficially owned by it.   Mammoth has the sole power to vote, or direct
the voting of, and to dispose or direct the disposition of, the shares of Common Stock underlying the Albermarle Option and the Avalon Option (including the Common Stock which may be acquired upon the conversion of the Preferred Stock which may be acquired upon exercise of the Avalon Option).

    (c) There have been no transactions in the Common Stock by Mammoth or Mr. Jevne within the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Mammoth is a party to the Albermarle Option and the Avalon Option, which are Exhibit 99.01 and 99.02 hereto, respectively, and incorporated herein by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT  DESCRIPTION
-------  -----------

99.01 Stock Option Grant Agreement dated as of May 31, 1997 by and between Albermarle and Mammoth.

99.02 Stock Option Grant Agreement dated as of May 31, 1997 by and between Avalon and Mammoth.

99.03 Joint Filing Agreement dated as of September 9, 1997 between Mammoth and Jack Jevne.

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



September 9, 1997       MAMMOTH CONSTRUCTION COMPANY, INC. RETIREMENT TRUST



                                            By:   /s/
                                                ---------------------------
                                                 Jack Jevne, Trustee


September 9, 1997



                                                   /s/
                                            -------------------------------
                                                         Jack Jevne





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